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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-25198
                              CUSIP Number: 913378



(CHECK ONE):   |X| Form 10-K    |_| Form 20-F    |_| Form 11-K    |_| Form 10-Q
               |_| Form N-SAR

                     For Period      December 31, 2003
                     Ended:      ----------------------------------------------

                     |_| Transition Report on Form 10-K
                     |_| Transition Report on Form 20-F
                     |_| Transition Report on Form 11-K
                     |_| Transition Report on Form 10-Q
                     |_| Transition Report on Form N-SAR
                     For the Transaction Period
                     Ended:
                                             ----------------------------------






    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Arlington Hospitality, Inc.
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Full Name of Registrant


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Former Name if Applicable

2355 S. Arlington Heights Rd., Suite 400
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Address of Principal Executive Office (Street and Number)

Arlington Heights, IL 60005
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City, State and Zip Code


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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   /x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or |X| Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the fiscal year ended December 31, 2003 will not be submitted by the deadline due to the development of material events occurring in middle and late March 2004 requiring management review as well as board review and approval. The board approved the filing of Form 10-K on March 30, 2004 and the Company is filing the Form 10-K concurrently herewith.


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                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Jerry H. Herman                (847)                228-5400
     --------------------------------  -------------------    ------------------
                   (Name)                  (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
     Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                 |X| Yes  |_| No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |X| Yes  |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Net income decreased from a loss of approximately $1.7 million for the year ended December 31, 2002 to a loss of approximately $5.6 million for the year ended December 31, 2003.
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                           Arlington Hospitality, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 31, 2004                By  /s/ Jerry H. Herman
      -------------------------         ----------------------------------------
                                        Jerry H. Herman, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
               --------------------           -------------------
                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                     CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                             (SEE 18 U.S.C. 1001).

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